October 15, 2024

Chan Choon Yew Lester
Chief Executive Officer
GrowHub Limited
60 Paya Lebar Road
#12-37 Paya Lebar Square
Singapore 409051

       Re: GrowHub Limited
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted October 3, 2024
           CIK No. 0002024114
Dear Chan Choon Yew Lester:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1
Notes to the Financial Statements
Note 2 - Summary of significant accounting policies
Going concern, page F-28

1.     Please include your net loss for the six months ended June 30, 2024. We note it is
       currently blank in your disclosure.
 October 15, 2024
Page 2
Note 16 - Subsequent Events, page F-42

2. Please update the date through which you assessed subsequent events. In this regard, we note you currently state subsequent events have been assessed through June 30,
      2024 which you disclose is the date that your financial statements are available to be issued. However, your financial statements are as of June 30, 2024. Refer to ASC
      855-10-50-1.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Lawrence Venick